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Exhibit 12.01

Questar Gas Company
Ratio of Earnings to Fixed Charges
(Unaudited)

	12 months ended December 31,
	1998	1999	2000	2001	2002
	(Dollars in Thousands)
Earnings
Income before income taxes	$41,224	$28,231	$37,052	$39,763	$50,188
Plus debt expense	19,792	20,062	21,041	23,777	22,495
Plus allowance for borrowed funds used during construction	796	358	909	476	212
Plus interest portion of rental expense	648	647	722	734	770

	$62,460	$49,298	$59,724	$64,750	$73,665

Fixed Charges
Debt expense	$19,792	$20,062	$21,041	$23,777	$22,495
Plus allowance for borrowed funds used during construction	796	358	909	476	212
Plus interest portion of rental expense	648	647	722	734	770

	$21,236	$21,067	$22,672	$24,987	$23,477

Ratio of Earnings to Fixed Charges	2.94	2.34	2.63	2.59	3.14

(1)
For purposes of this presentation, earnings represent income before income taxes and fixed charges. Fixed charges consist of total interest charges, amortization of debt issuance costs, the losses from reacquiring debt, and the interest portion of rental costs, estimated at 50% for purposes of this calculation.

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  Exhibit 12.01